

March 5, 2024

Kent G. Townsend
Chief Financial Officer
Capitol Federal Financial, Inc.
700 South Kansas Avenue
Topeka, Kansas 66603

> **Re: Capitol Federal Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2023**
> **File No. 001-34814**

Dear Kent G. Townsend:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments.

Form 10-K filed for the Fiscal Year Ended September 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Average Balance Sheets, page 42

1. We note your presentation of various Non-GAAP financial measures on page 43, and elsewhere, excluding the impact of the securities and leverage strategies. Please address the following:
   - For each Non-GAAP measure presented, revise your disclosures to include a more fulsome discussion of what each measure represents, how it is defined, how it is used and why it is meaningful to investors.
   - Tell us and revise your disclosures to disaggregate and explain each of the individual adjustments comprising the securities and leverage strategies. Your response and revised disclosure should include a reconciliation and calculation of each component to these measures (e.g., numerator and denominator) to the nearest GAAP financial measure and identify the financial statement line items and amounts excluded for each period.
   - Tell us if you intend to continue using and disclosing these Non-GAAP measures in your future filings.
   - Provide us with an analysis explaining how you considered the nature of the Non-

GAAP adjustments relating to your leverage strategy, and whether it results in individually tailored accounting. Refer to Question 100.04 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Comparison of Operating Results for the Years Ended September 2023 and 2022, page 44

2. Please revise your disclosures, in future filings, to provide a more specific definition and thorough discussion of the "leverage strategy" including the factors considered when utilizing the strategy. If material, your disclosure should discuss and identify the specific types of assets and liabilities utilized in exercising the strategy in each period presented and the specific impact the strategy had on these identified assets and liabilities as well as any related impact on revenues, expenses and capital ratios. In addition, expand your liquidity and capital resources discussion for additional details, thresholds for suspension, quantification and information on your leverage strategy.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Marc Thomas at 202-551-3452 or Robert Klein at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance